EXHIBIT “A”

ALLERGY FREE AUDITED FINANCIAL STATEMENTS AND UNAUDITED CONDENSED
FINANCIAL STATEMENTS

Allergy Free, LLC

Report on Financial Statements

Years Ended December 31, 2003 and 2002

ALLERGY FREE, LLC

ALLERGY FREE, LLC

Report of Independent Registered Public Accounting Firm

To the Common Members
Allergy Free, LLC

We have audited the accompanying balance sheets of Allergy Free, LLC as of December 31, 2003 and 2002, and the related statements of operations and members’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allergy Free, LLC as of December 31, 2003 and 2002, and its results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has experienced recurring net losses resulting in a members’ deficiency of $2,929,138. In addition, the Company has a working capital deficiency of $632,645 as of December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

San Diego, California
April 8, 2004

ALLERGY FREE, LLC

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002

Current assets:
Cash and cash equivalents	$128,005	$70,158
Accounts receivable, less allowance for doubtful
accounts of $500	6,758	2,562
Inventory	84,140	120,783
Other current assets	11,721	37,211

Total current assets	230,624	230,714

Property and equipment, net	185,297	275,299

Totals	$415,921	$506,013

LIABILITIES AND MEMBERS’ DEFICIENCY

Current liabilities:
Current portion of notes payable	$227,818	$320,000
Advance from related party	65,000
Accounts payable	92,454	136,740
Accrued expenses	276,551	290,047
Interest payable	201,446	69,229

Total current liabilities	863,269	816,016

Notes payable, net of current potion	219,390
Notes payable - investors	2,262,400	2,045,000

Total liabilities	3,345,059	2,861,016

Commitments

Members’ deficiency	(2,929,138)	(2,355,003)

Totals	$415,921	$506,013

ALLERGY FREE, LLC

STATEMENTS OF OPERATIONS AND MEMBERS’ DEFICIENCY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

Sales	$2,258,213	$3,787,164
Cost of sales	730,801	1,211,128

Gross profit	1,527,412	2,576,036

Operating expenses:
Selling	1,296,206	2,237,974
General and administrative expenses	578,192	622,155

Totals	1,874,398	2,860,129

Loss from operations	(346,986)	(284,093)

Other income (expense):
Gain on sale of assets	2,050	1,550
Other expense	(39,737)	(94,170)
Interest income	27	8,641
Interest expense	(189,489)	(161,470)

Totals	(227,149)	(245,449)

Net loss	(574,135)	(529,542)

Members’ deficiency, beginning of year	(2,355,003)	(1,825,461)

Members’ deficiency, end of year	$(2,929,138)	$(2,355,003)

ALLERGY FREE, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

Operating activities:
Net loss	$(574,135)	$(529,542)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	95,979	102,454
Gain on sale of assets	(2,050)	(1,550)
Changes in operating assets and liabilities:
Accounts receivable	(4,196)	7,728
Inventory	36,643	107,413
Other current assets	25,490	(20,855)
Interest payable	132,217	48,207
Accounts payable	192,651	(33,880)
Accrued expenses	(13,496)	(77,370)

Net cash used in operating activities	(110,897)	(397,395)

Investing activities:
Purchases of property and equipment	(10,927)	(46,708)
Proceeds from sale of property and equipment	7,000	8,554
Final payment for acquisition of company		(640,000)

Net cash used in investing activities	(3,927)	(678,154)

Financing activities:
Advance from related party	65,000
Proceeds from note payable	80,435	320,000
Principal payment of notes payable	(190,164)
Proceeds from issuance of notes payable - investors	217,400	170,000

Net cash provided by financing activities	172,671	490,000

Net increase (decrease) in cash and cash equivalents	57,847	(585,549)

Cash and cash equivalents, beginning of year	70,158	655,707

Cash and cash equivalents, end of year	$128,005	$70,158

Supplementary disclosure of cash flow data:
Interest paid	$57,272	$113,263

Supplementary disclosure of non-cash financing activity:
Account payable converted to note payable	$236,937

ALLERGY FREE, LLC

Note 1 - Nature of activities and summary of significant accounting policies:

Nature of activities and organization:

Allergy Free, LLC (the “Company”) was established to acquire certain assets and liabilities of Allergy Free L.P. The Company is a limited liability company registered in the State of California that designs, markets and manufactures allergen-reducing products. The Company’s products are sold throughout North America.

The liability of the Company’s members (the “Member”) is limited to those stated in the LLC Operating Agreement or to those stated in other agreements to which each Member is a party. The Company shall be dissolved as of the earlier of the following: (a) a judicial dissolution pursuant to Section 17351 of the Corporations Code, (b) the manager elects to dissolve the Company, (c) the sale or other liquidation of all or substantially all of the assets of the Company, or (d) on September 30, 2025, unless extended by vote of Members.

Basis of presentation:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Successful transition to profitable operations is dependent upon obtaining a level of sales adequate to support the Company’s cost structure. The Company has suffered recurring losses resulting in a members’ deficiency of $2,929,138 and a working capital deficiency of $632,645 as of December 31, 2003. Management intends to continue to finance operations primarily through its potential ability to generate cash flows from equity offerings following its merger with a public company (see Note 10). However, there can be no assurance that the Company will be able to obtain such financing or internally generate cash flows, which may impact the Company’s ability to continue as a going concern. The accompanying balance sheet does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the potential inability of the Company to continue as a going concern.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

ALLERGY FREE, LLC

Note 1 - Nature of activities and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company maintains its cash in bank deposit accounts at various financial institutions. Highly–liquid investments with original maturities of three months or less when purchased are considered to be cash equivalents. The balances, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Inventory:

Inventory primarily consists of finished products which include all direct costs, such as labor and materials, and those indirect costs which are related to production, such as indirect labor, supplies, rent and depreciation costs. Raw materials are stated at the lower of costs (first-in, first-out) or market value. Inventory is reduced by provisions for excess and slow moving commensurate with known or estimated exposures.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from two to ten years. Leasehold improvements are amortized over the shorter of their useful lives or the term of the related lease.

Advertising:

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were $263,935 and $1,190,924 in 2003 and 2002, respectively.

Revenue recognition:

The Company recognizes revenue from product sales upon shipment of goods, with a provision for estimated returns recorded at that time. In addition, a provision for potential warranty claims is provided for at the time of sale, based on warranty terms and the Company’s prior experience.

The Company sells most of its products on a prepaid basis. Once the credit payment has been verified, the Company ships the products. Limited terms are extended to selected customers. Credit is extended for a 30-day term. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit considerations.

ALLERGY FREE, LLC

Note 1 - Nature of activities and summary of significant accounting policies (concluded):

Income taxes:

The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members in their respective returns. However, in the State of California, limited liability companies are subject to an annual fee based on the gross income of the company. This amount is included in other expenses.

Valuation of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Note 2 - Inventory:

Inventory as of December 31, 2003 and 2002 consists of the following:

	2003	2002

Raw materials	$26,702	$70,810
Work in process	4,295	6,275
Finished goods	53,143	43,698

Totals	$84,140	$120,783

Note 3 - Property and equipment:

Property and equipment as of December 31, 2003 and 2002 consists of the following:

	2003	2002

Furniture and fixtures	$264,615	$264,715
Machinery and equipment	82,868	96,368
Computer equipment	66,218	51,132
Leasehold improvements	70,478	74,537

	484,179	486,752
Less accumulated depreciation and amortization	298,882	211,453

Totals	$185,297	$275,299

ALLERGY FREE, LLC

Note 4 - Warranty reserves:

The Company accrues an estimate of its exposure to warranty claims based on both current and historical product sales data and warranty costs incurred. The air filters produced and sold by the Company carry a ten-year warranty. The Company assesses the adequacy of its recorded warranty liability annually and adjusts the amount as necessary. The warranty liability is included in accrued liabilities in the accompanying financial statements. As of December 31, 2003, the warranty accrual was $130,961. The majority of the warranty accrual relates to products that were sold prior to the Company’s acquisition of Allergy Free L.P. in November 2000. As part of the asset purchase agreement, the Company is obligated to provide the warranty coverage on these products through their original warranty period. Changes in the Company’s warranty liability were as follows:

	2003	2002

Warranty accrual, beginning of year	$130,961	$124,818
Warranties issued during the year	4,445	8,729
Adjustments to preexisting accruals	(3,745)
Actual warranty expenditures	(700)	(2,586)

Warranty accrual, end of year	$130,961	$130,961

Note 5 - Notes payable:

Notes payable at December 31, 2003 and 2002 consists of the following:

	2003	2002

Non-interest bearing promissory note issued to a
vendor, due in May 2004 with interest imputed
at 5%	$98,725

Line of credit with a financial institution restructured
to a term loan in 2003, due in July 2006, in
monthly installments of $12,085 with interest rate
at the bank’s index rate plus 1.5% (5.5% at
December 31, 2003)	348,483	$320,000

	447,208	320,000
Less current portion	227,818	320,000

Long-term portion	$219,390	$—

ALLERGY FREE, LLC

Note 5 - Notes payable (concluded):

Principal payments on the above obligations in each of the years subsequent to December 31, 2003 are as follows:

Year Ending December 31	Amount

2004	$227,818
2005	136,590
2006	82,800

Total	$447,208

Note 6 - Investors’ notes payable:

The Company obtained five separate rounds of funding from a group of investors over the last four years to finance the original acquisition of Allergy Free L.P. and support the operations of the Company. The promissory notes (“Notes”) were issued with convertible preferred membership shares to the investors. The number of preferred shares issued was equal to the product of 1.3 times the principal amount of the Notes. The conversion features of these preferred shares are described in Note 6. Since all existing common membership shares were issued at zero value, the convertible preferred shares issued were also accounted for at zero value.

Investors’ notes payable at December 31, 2003 and 2002 consisted of the following:

	2003	2002

Investors’ notes payable with interest at 8%,
due on December 1, 2010	$1,500,000	$1,500,000
Investors’ notes payable with interest at 8%,
due on December 15, 2011	375,000	375,000
Investors’ notes payable with interest at 8%,
due on September 1, 2012	115,000	115,000
Investors’ notes payable with interest at 8%,
due on January 2, 2013	55,000	55,000
Investors’ notes payable with interest at 8%,
due on October 1, 2013	217,400

Totals	$2,262,400	$2,045,000

ALLERGY FREE, LLC

Note 7 - Members’ equity:

Membership interest of the Company consists of two classes: preferred shares and common shares, holders of which are referred to as preferred class members and common class members. The LLC Operating Agreement stipulates the following membership interest, voting rights and allocation of the Company’s profit and losses.

The preferred shares shall automatically convert to common shares upon each payment of principal on the Notes. The number of preferred shares that will convert on a principal payment shall be determined based upon the ratio that the amount of principal paid bears to the original principal amount of the Note. Each five and two-tenths preferred shares that automatically converts shall convert into one common share. In the event that the Notes have not been paid in full on or before five years after the date issued, the preferred shares relating to such Notes, which have not automatically converted, shall be convertible into common shares at the option of the holder of the preferred shares by written notice to the Company at the rate of one common share for each preferred share.

Membership interests have voting rights and share in the Company’s net income, if any, and losses.

The net losses of the Company are allocated as follows: First, until each member’s capital account balance is zero, net losses shall be allocated to the members with positive capital account in accordance with their respective percentage interests. Thereafter, net losses shall be allocated to the members in accordance with their respective percentage interests.

The net income of the Company, if any, will be allocated as follows: First, to the members to the extent of cumulative net losses attributable to operations allocated to each member for all years prior to the allocation of such net income. Second, to the members pro rata based upon their percentage interests.

At December 31, 2003 and 2002, there were 1,730,000 and 1,610,000 common membership interests available and issued, respectively.

At December 31, 2003 and 2002, there were 2,941,120 and 2,658,500 preferred membership interest available and issued, respectively.

ALLERGY FREE, LLC

Note 8 - Stock-based compensation:

As of December 31, 2003, the Company granted an aggregate of 120,000 common share membership interests as incentive compensation to certain employees. Employee membership interests vest over a four-year period so long as the employee remains affiliated with the Company. Employee members’ affiliation with the Company includes performance of services for the Company. The vesting schedule for the employee members’ interests is 25% after one year from the date of issuance and 1/48th of the total per month for years 2 through 4. The common shares were issued to the employees at zero value; hence no incentive compensation was expensed in conjunction with the issuance of these common shares.

Note 9 - Commitments:

                License agreements

The Company has a license agreement with a third party for use of its design to manufacture air filters. The license agreement provides for royalty payments based on a percentage of net sales of certain products. The term of the license agreement is the longer of (i) the life of the licensed patent or (ii) ten years from date of first commercial sale of the product. Royalty expenses under the license agreement were $25,712 and $43,920 in 2003 and 2002, respectively.

                Operating leases:

The Company has entered into operating leases for office space and office equipment. The office space lease agreements provide for extensions of the leases. Total rent expense for all operating leases was $136,049 and $175,214 in 2003 and 2002, respectively.

Minimum future payments under the operating leases in years subsequent to December 31, 2003 are as follows:

Year Ending December 31,	Amount

2004	$154,307
2005	56,898

Total	$211,205

ALLERGY FREE, LLC

Note 10- Related party transactions:

During 2003, the Company received advances from a related party, which bear interest at 5.5% per annum with no fixed repayment terms. As of December 31, 2003, the accrued and unpaid interest on the advance was insignificant.

The Company also leases office space from the related party. Rent expense relating to this lease amounted to $15,602 and $7,000 in 2003 and 2002, respectively.

Note 11- Subsequent event:

On March 18, 2004, the Company entered into an Asset Purchase Agreement with Planet Polymer Technologies, Inc. (“Planet”) in which Planet will acquire all of the assets and assume certain of the liabilities of the Company for a consideration of approximately $2,817,500 in the form of a subordinated convertible note plus 81% of Planet’s issued and outstanding common shares. Since the Company will receive the majority of the voting shares of Planet upon completion of the transaction, the merger will be accounted for as a reverse acquisition whereby the Company will be the accounting acquirer and Planet the accounting acquiree. The acquisition is expected to be completed in 2004 and will be accounted for using the purchase method.

ALLERGY FREE, LLC

CONDENSED BALANCE SHEET
(UNAUDITED)
MARCH 31, 2004

ASSETS

Current assets:
Cash and cash equivalents	$38,199
Accounts receivable, less allowance for doubtful
accounts of $500	4,768
Inventory	41,647
Other current assets	23,867

Total current assets	108,481

Property and equipment, net	160,484
Deferred acquisition costs	21,886

Total	$290,851

LIABILITIES AND MEMBERS’ DEFICIENCY

Current liabilities:
Current portion of notes payable	$168,583
Advance from related party	85,000
Accounts payable	284,122
Accrued expenses	200,629
Interest payable	248,519

Total current liabilities	986,853

Notes payable, net of current potion	187,847
Investors’ notes payable	2,287,400

Total liabilities	3,462,100

Commitments

Members’ deficiency	(3,171,249)

Total	$290,851

See Notes to Condensed Financial Statements

ALLERGY FREE, LLC

CONDENSED STATEMENT OF OPERATIONS AND MEMBERS’ DEFICIENCY
(UNAUDITED)

	Three months ended March 31,

	2004	2003

Sales	$381,262	$718,899
Cost of sales	146,015	214,958

Gross profit	235,247	503,941

Operating expenses:
Selling	171,759	547,145
General and administrative expenses	248,472	147,992

Totals	420,231	695,137

Loss from operations	(184,984)	(191,196)

Other expense:
Interest	(51,786)	(45,039)
Other	(5,341)	(9,820)

Totals	(57,127)	(54,859)

Net loss	(242,111)	(246,055)

Members’ deficiency - beginning of period	(2,929,138)	(2,355,003)

Members’ deficiency - end of period	$(3,171,249)	$(2,601,058)

See Notes to Condensed Financial Statements

ALLERGY FREE, LLC

CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three months ended March 31,

	2004	2003

Operating activities:
Net loss	$(242,111)	$(246,055)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	23,308	24,657
Changes in operating assets and liabilities:
Accounts receivable	1,990	(5,595)
Inventory	42,493	4,974
Other current assets	(12,146)	(1,360)
Accounts payable	191,668	188,080
Accrued expenses	(75,922)	(23,396)
Interest payable	47,073	14,400

Net cash used in operating activities	(23,647)	(44,295)

Investing activities - proceeds from sale of property
and equipment	1,505	100

Financing activities:
Advance from related party	20,000
Principal payment of notes payable	(90,778)
Proceeds from issuance of investors’ notes payable	25,000
Deferred acquisition costs	(21,886)

Net cash used in financing activities	(67,664)

Net decrease in cash and cash equivalents	(89,806)	(44,195)

Cash and cash equivalents, beginning of period	128,005	70,158

Cash and cash equivalents, end of period	$38,199	$25,963

Supplementary disclosures of cash flow data:
Interest paid	$4,714	$30,640

See Notes to Condensed Financial Statements

ALLERGY FREE, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1 – Basis of presentation:

In management’s opinion, the accompanying unaudited financial statements of Allergy Free, LLC (“Allergy Free” or the “Company”) have been prepared in accordance with the interim reporting requirements of the Securities and Exchange Commission. However, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

In management’s opinion, all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the year ending December 31, 2004. For additional information, refer to the Company’s financial statements and notes thereto for the year ended December 31, 2003 included elsewhere in this proxy statement.

Note 2 - Liquidity and capital resources:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. For the three months ended March 31, 2004, the Company incurred a loss of $242,111. As of March 31, 2004, the Company had a members’ deficiency of $3,171,249 and a working capital deficiency of $976,372. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Successful transition to profitable operations will be dependent upon obtaining a level of sales adequate to support the Company’s cost structure. Management intends to continue to finance operations primarily through its potential ability to generate cash flows through equity offerings following a merger with a public company (see Note 4). However, there can be no assurance that the Company will be able to obtain such financing or internally generate cash flows, which may impact the Company’s ability to continue as a going concern. The accompanying condensed financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 3 - Income taxes:

The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members in their respective income tax returns. However, in the State of California, limited liability companies are subject to an annual fee based on the gross revenue of the Company. This amount is charged to other expenses.

ALLERGY FREE, LLC

Note 4 - Acquisition:

On March 18, 2004, the Company entered into an Asset Purchase Agreement with Planet Polymer Technologies, Inc. (“Planet”) in which Planet will acquire all of the assets and assume certain of the liabilities of the Company for consideration of approximately $2,817,500 in the form of a subordinated convertible note plus 81% of Planet’s issued and outstanding common shares. Since the Company will receive the majority of the voting shares of Planet upon completion of the transaction, the merger will be accounted for as a reverse acquisition whereby the Company will be the accounting acquirer and Planet will be the accounting acquiree. The acquisition is expected to be completed in 2004 and will be accounted for using the purchase method.